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                                                          Exhibit 12(a)(1)(xiii)

Dear Former Shareholder of Chock full o' Nuts Corporation:

On October 18, 1999, Sara Lee Corporation acquired Chock full o' Nuts Corporation in a merger transaction. As a result, each share of Chock common stock was converted into the right to receive 0.4707 shares of Sara Lee common stock. In order to receive Sara Lee shares, Chock shareholders were required to surrender their Chock shares to the exchange agent for the transaction. Our records indicate that you have not yet exchanged your Chock shares.

Sara Lee currently is offering its stockholders the opportunity to exchange shares of Sara Lee common stock for shares of Coach, Inc. common stock. The documents necessary to participate in this exchange offer are enclosed; however, you cannot participate in the Coach exchange offer unless and until you surrender your Chock shares and receive shares of Sara Lee common stock. THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 4, 2001, UNLESS SARA LEE EXTENDS THE OFFER. IF YOU WANT TO PARTICIPATE, THE EXCHANGE AGENT MUST RECEIVE YOUR LETTER OF TRANSMITTAL, CHOCK STOCK CERTIFICATES AND ALL OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL ON OR PRIOR TO THE EXPIRATION DATE.

If you want to participate in the exchange offer, we encourage you to review the attached materials and take these steps as soon as possible. If you have questions, please call Mellon Investor Services, the exchange agent of the exchange offer, at (866) 825-8873, toll-free, in the United States or (201) 373-5549 from elsewhere.